Mail Stop 4561

December 7, 2007

Joseph W. Saunders
Chief Executive Officer
Visa Inc.
P.O. Box 8999
San Francisco, CA 94128-8999

> **RE:** **Visa Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-147296**
> **Date Filed: November 9, 2007**

Dear Mr. Saunders:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We are currently not able to assess a number of matters because you have not yet provided pricing data. On a supplemental basis, please provide us with a

version of your document that gives effect to current estimates of the offering price and number of shares to be issued.

2. Supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

Cover Page

3. Given that you have a multi-class common equity structure, it appears that the cover page should alert potential investors to the existence of other classes of common stock. On the cover page, provide a very concise overview of the other classes. If you do not believe the multi-class structure warrants disclosure on the cover page, provide us your analysis as to why none of the rights to be held by the owners of other classes of common stock are of sufficient significance to warrant such disclosure.

Prospectus Summary

4. Notwithstanding your disclosure on pages 7-9 regarding the October 2007 reorganization and the implementation of the retrospective responsibility plan vis-à-vis the issuance of different classes and series of your common stock, we believe that investors may benefit from disclosure that allows for a better understanding of the nature of their investment in relation to the outstanding shares of Class B and C common stock and your overall capital structure. Please provide a prominent, practical, and easy-to-understand discussion that distills the purposes for maintaining several classes of common stock and the strategic aims or benefits contemplated by your capital structure. Also address and provide appropriate analysis of the impact on Class A shareholders of the intended redemption and the planned conversion of the Class B and C stock. Your discussion in this regard should comply with Rule 421(d) of Regulation C.

5. In addressing the preceding comment, please ensure that you disclose the potential range of conversion rates of the Class B common, as varying portions of the litigation settlement funds are released from escrow.

Risk Factors, page 14

6. In the second full paragraph on page 32, you express a conclusion concerning the federal tax effect of future adjustments in the conversion rate of the Class

B common stock. Please identify the entity that rendered the opinion upon which the company's conclusion about the federal income tax consequence is based. Also, provide a signed opinion of the legal firm or independent public accounting firm that provided the opinion as to the federal income tax matter that you summarize.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 39

7. We note that you only provide the unaudited pro forma condensed combined statements of operations. Tell us why you do not include the pro forma condensed combined balance sheet as of the latest period. We note that the reorganization was not consummated until October 1, 2007, subsequent to and not included in the latest historical June 30, 2007 Visa U.S.A. balance sheet presented on page F-54.

Notes to Visa Inc. Unaudited Pro Forma Condensed Combined Statements of Operations, page 45

Note 1. Basis of Presentation, page 45

Purchase Consideration, page 45

8. Tell us what consideration you gave to disclosing the significant assumptions and related amounts associated with the three methodologies used to value the contributed businesses of Visa Canada and Visa International. Please provide us with a quantitative summary analysis of the valuation results of each of the methodologies noted. Also provide us with analysis that reconciles significant differences among the three valuations used to derive the $17.3 billion.

9. Tell us and disclose how you allocated the $17.3 billion among all three forms of purchase consideration, Visa Inc. stock, Visa European Put Option and the Liability under Framework Agreement. Also clarify what classes and related amount of stock comprise the Visa Inc. stock consideration.

Note 3. Visa Europe Transaction, page 48

Trademark and Technology Licenses, page 50

10. We note your disclosure stating that you consulted with a third party valuation expert to assist in the valuation of the trademark and technology license granted to Visa Europe as part of the restructuring agreement. Please name the specialist and include the expert's consent following Securities Act Rule 436(b) of Regulation C.

Management's Discussion and Analysis of Financial Condition and Results of Operations of VISA U.S.A., page 75

> 11. Tell us what consideration you gave to providing a thorough MD&A for Visa International and Subsidiaries that covers fiscal 2006, 2005 and 2004 and the nine months ended June 30, 2007 and 2006.

Results of Operations, page 76

> 12. There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change are not disclosed. For instance, you disclose that the decrease in volume and support agreements for the nine-month period ending June 30, 2007 was primarily due to "the impact of revised estimates of performance under these agreements during management's routine quarterly review and due to amendments to volume and support agreements during the period." As another example, you disclose that Network, EDP and Communications expense increase was "primarily due to higher maintenance and equipment rental costs and fees paid for debit processing services for charges related to processing transactions through non-Visa networks offset by lower depreciation and amortization expense." Additionally, we also note that card service fees are reported based on payment volumes, and data processing fees are driven by number, size and type of transactions processed. Tell us what consideration you have given to providing a discussion of trends within those revenue elements. Revise your disclosures to quantify each source that contributed to a material change or trend. We refer you to Section III.D of SEC Release 33-6835; Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources, page 92

Operating Activities, page 94

> 13. Your disclosure appears to be a recitation of changes and other information evident from the financial statements. Revise your disclosure to focus on the primary drivers (e.g. quantify the amounts and types of cash receipts from customers, amounts of cash payments to service providers or employees, etc.) and other material factors necessary to an understanding of your cash flows. See Instruction 4 to Item 303 of Regulation S-K and Section IV. B of SEC Release No. 33-8350; Commission Guidance Regarding Management's Discussion and Analysis of Financial Conditions and Results of Operations.

Business, page 108

Intellectual Property, page 124

14. To the extent material, please elaborate here or elsewhere, as appropriate, on the intellectual property and/or technology that you license from third parties.

Customers, page 128

15. Please add the disclosure required by Item 101(d) of Regulation S-K or provide a cross-reference to such disclosure contained in your financial statement footnotes.

Compensation Discussion and Analysis, page 156

16. Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. It is not clear whether you review each element of compensation independently or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. Please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the Committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the Committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the Committee's decisions with respect to other allocated awards.

17. Please provide an analysis of how you arrived at and why you paid the particular level of each component of compensation for fiscal 2007. For example, although we note disclosure regarding general policies and decision-making mechanics relating to the Visa U.S.A. Annual Incentive Plan, the Visa U.S.A. Long-Term Incentive Plan, and the special cash bonus, we would expect to see a more focused discussion that provides substantive analysis and insight into how the committee made actual payout determinations. Refer to paragraphs (b)(1)(iii) and (v) of Item 402 of Regulation S-K. You should provide complete discussions of how the achievement of the various corporate performance objectives and individual goals resulted in specific payouts under these forms of compensation as well as the specific factors considered by the committee in ultimately approving these forms of compensation, including the reasons why the committee believes that the amounts paid to each named

executive officer are appropriate in light of the various items it considered in making specific compensation decisions.

18. Although you provide a description of how company performance affects compensation, there is minimal analysis of the effect individual performance has on compensation awards, despite disclosure that indicates you make compensation-related decisions in connection with non-quantitative achievements. In this regard, you specifically disclose that, with respect to the Visa U.S.A. Annual Incentive Plan, Visa U.S.A. took into consideration an individual performance component, which allowed for award differentiation. Please provide appropriate detail and analysis of how individual performance contributed to actual 2007 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K. To the extent, the Committee exercised its discretion in adjusting awards notwithstanding achievement of the corporate and individual performance targets, please provide a materially complete description of each exercise of discretion and the factors the Committee considered in exerting its discretionary authority.

19. Your Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to each named executive officer. Refer to Section II.B.1 of Commission Release No. 33-8732A. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Visa Inc Annual Incentive Plan, page 160

20. Please provide us with an indication of when the compensation committee will complete its process of establishing the corporate performance goals under this plan. As you may be aware, Instruction 2 of Item 402(b) indicates that the Compensation Discussion and Analysis should cover actions that were taken after the end of the last fiscal year, particularly where those actions include the adoption or implementation of new or modified programs and policies. To the extent this plan constitutes a new or modified program, either in policy or operation, you should provide appropriate Item 402(b) disclosure. Similar consideration should be given to the Visa Inc 2007 Equity Incentive Compensation Plan.

Potential Payments Upon Termination or Change-in-Control, page 171

> 21. Where appropriate, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

Certain Relationships and Related Party Transactions, page 179

> 22. Please provide the full disclosure required by Item 404(b) of Regulation S-K.

VISA U.S.A. Inc. and Subsidiaries Consolidated Statements of Operations, page F-10

Notes to Consolidated Financial Statements, page F-14

Note 1. Organization, page F-14

> 23. It is not clear how as a non-stock, non-assessable membership corporation you have provided the relevant disclosures required by SFAS 129 or reflected those ownership rights in the financial statements. We note member's dividend and dissolution rights, interest in the corporation and voting rights discussed in what appear to be general terms. Please revise or tell us why disclosure is not required.

Note 2. Significant Accounting Policies, page F-15

Revenue Recognition, page F-19

> 24. Tell us more about the services provided to merchants that are classified as Other Revenues. In this regard, please indicate whether any of your arrangements with merchants include more than one element or unit of accounting. That is, explain in detail your evaluation of EITF 00-21 for your arrangements for each type of service you provide. As part of your evaluation, tell us how you considered paragraphs 2 and 9 of EITF 00-21.

> 25. For optional card enhancements or any other services provided to members or merchants tell us how you account for these offerings where you are not the primary provider but act for example in a capacity as a reseller or agent. Reference the appropriate accounting guidance supporting your accounting and classification.

Note 18. Legal Matters, page F-43

> 26. Please provide us with analysis of the nature and amounts of costs and expenses included in the Litigation Provision. Tell us if you record legal costs expected to be incurred in connection with SFAS No. 5 loss contingencies.

Part II – Information Not Required in Prospectus

Exhibits

Request for Confidential Treatment

> 27. Comments on your application for confidential treatment relating to certain portions of Exhibit 10.3 will be provided under separate cover. Please be advised that these comments will need to be resolved prior to effectiveness of the Form S-1.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jason Niethamer at (202) 551-3855 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3462 or Barbara Jacobs, the Assistant Director, at (202) 551-3730.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc.   Mark L. Mandel
        by facsimile at (212) 354-8113